Contact

www.linkedin.com/in/kristian-hansen-62280b146 (LinkedIn)

Top Skills

Startups
Consumer Products
Customer Acquisition

Languages

English (Native or Bilingual)
French (Professional Working)
German (Limited Working)

Kristian Hansen

founder at slø | raising a seed round
Montreal, Quebec, Canada

Summary

They call me the Jeans Guy (www.slo.is)

At slø we are redefining what it means to build companies through community.

What do I mean by that?

We generated a $360,000 pre-seed round and a 100,000 person wait list ($10,000,000+ potential revenue) with $0 Ad-Spend exclusively by building the strongest community on Tik-Tok and starting a slow fashion revolution.

30m views, 400k unique site visitors, ridiculous open rates, all from building a community on tiktok and all at $0.

800k Followers as a Content Creator, Award winning serial Entrepreneur, explorer, and mission-driven founder currently on a journey to solve the climate crisis through eco-conscious capitalism, the power of consumerism, and data.

Originally from Calgary AB, Grew up in Dubai, spent the last 10 years exploring in 70+ countries building start-ups.

Accomplishments:

- King of Spades Group was acquired in 2018 by a Saudi Arabian Media start-up for its social artificial intelligence-powered media management system.

- Dubai Design District "Up and Coming" list 2019

- MNTN Co named one of "California's fastest growing sustainable start-ups" by LA Business Insider

- Named one of Top 100 Business Professionals in Canada by Top100media

- Nominated for participation at World Expo 2020 Dubai in sustainability and environmentalism

- Plannables top 100 social media teams #44

- Dubai Design District "Game changers" list 2022

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Experience

slø - not fast fashion
Founder & CEO
December 2021 - Present (2 years 7 months)
Montreal, Quebec, Canada

The slow fashion revolution giving function, fit, and quality back to the masses

https://wefunder.com/slo

www.slo.is

Project PHNX
Founder & Chief Executive Officer
November 2020 - January 2023 (2 years 3 months)
Silicon Valley, California, United States

Project PHNX is changing the way we think about "Big Data". Our goal is to build an engine that allows the formation of a new kind of eco-conscious capitalism, driven by the power of online consumerism. We see online consumerism as an opportunity for change rather than destruction. Through the power of social media data, community building, and mission-driven people PHNX is reshaping how we use data for the greater good.

Gimbal Canada Inc. - Lean Practice Management Advisors
Chief Marketing Officer
July 2020 - January 2023 (2 years 7 months)
Montreal, Quebec, Canada

MNTN Co.
Founder & Chief Executive Officer
January 2019 - January 2023 (4 years 1 month)

Los Angeles | Montreal | Dubai

MNTN CO - MNTN (Pronounced Mountain) is the worlds most sustainable clothing and lifestyle brand. Award winning sustainability standards meet a mission to provide high quality clothing and apparel at affordable prices. As pioneers of a new wave of eco-capitalism, we strive to harness the power of consumerism to fund environmental, humanitarian, and wildlife projects around the world.

Named a Dubai Design District "Brand to Watch" in January 2019

Terraa
Founder
May 2021 - January 2022 (9 months)
Dubai, United Arab Emirates

Terraa is a full-service influencer marketing agency with a twist. With no hidden fees, no upfront management fees, and a model built to support content creators, Terraa is reinventing influencer management.

With every project, every post, and every campaign, we make strategic donations to non-profit charities and foundations chosen by our influencers. We've partnered with Project PLNT and MNTN in order to connect our influencers with the world's most sustainable companies, brands, and products.

We're using the power of social media to make tangible change in the world.

King of Spades Media Group
Founder - Head of Marketing
January 2018 - February 2019 (1 year 2 months)
Toronto | Montreal | New York City | Dubai

King of Spades Media Group - Media consulting firm for businesses small and large. Specializing in services such as Social Media Management, Online Advertising, Web Design, Web Review Consultation, Social Media Consultation, backed by artificial intelligence and advanced data analysis.

Tomorrow Clothing Co.
Founder
June 2015 - December 2017 (2 years 7 months)
Toronto, Canada Area

Tomorrow Clothing Co. benefits non-profit organizations with every purchase. All non-profit organizations were geared toward the fight against the extinction of endangered and critically endangered species. With the slogan, "Clothing for a Better Tomorrow", Tomorrow has donated to over 30 non-profit organizations and made strides towards a better environment for the next generation.

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Education

University of Pennsylvania
BAAS, Data Analytics · (2019 - 2023)

MITx on edX
Edx, Edx · (2018)

HBX | Harvard Business School
HBX, HBX CORe · (2018 - 2019)

Pomfret School
High school, High School/Secondary Diplomas and Certificates · (2015 - 2017)

American School of Dubai
High School, High School/Secondary Diplomas and Certificates · (2003 - 2015)